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[CERAGON NETWORKS LOGO]


FOR IMMEDIATE RELEASE


                  CERAGON NETWORKS(TM) INTRODUCES 13 AND 15 GHZ
                  HIGH-CAPACITY WIRELESS INFRASTRUCTURE SYSTEMS

  FIBEAIR(TM) PRODUCT FAMILY EXPANDED TO MEET GROWING DEMAND FOR HIGH-CAPACITY
                         CELLULAR BACKHAUL CONNECTIVITY

         TEL AVIV, ISRAEL, JUNE 5, 2001 -- Ceragon Networks Ltd. (NASDAQ: CRNT), a global provider of high-capacity broadband wireless systems for next generation communications networks, announced today at SUPERCOMM 2001 the expansion of its FibeAir product family to include the 13 and 15 GHz frequency bands. Expanding the FibeAir family enables the company to meet growing demands for high-capacity cellular backhaul connectivity, and to increase its global customer base in Asia, Latin America and Europe.

         Service providers can now benefit from FibeAir's ability to operate across a complete range of frequency bands, including 13, 15, 18, 23, 26, 28, 29, 31 and 38 GHz. The extended FibeAir product family increases the flexibility of Ceragon's offering by giving fixed and mobile communications service providers a wide series of solutions according to frequency band, capacity, range and bandwidth requirements, while supporting ETSI and FCC standards. The addition of lower frequency bands broadens the `mix and match' capabilities that contribute to FibeAir's flexibility.

         "Cellular operators are consistently growing their subscriber base while providing additional capacity-rich data applications. These operators require a high-capacity wireless infrastructure solution both within and beyond the metropolitan area," said Shraga Katz, president and CEO, Ceragon Networks Ltd. "The 13 and 15 GHz frequency bands are ideal for long-range applications beyond the metropolitan area. By extending our operating range, we further demonstrate our commitment to providing an end-to-end solution for cellular backhaul."

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CERAGON INTRODUCES 13 AND 15 GHZ SYSTEMS-2

         FibeAir's flexible, modular and scalable design suits the cellular network evolution from GSM to GPRS and UMTS. As an intelligent network element, FibeAir offers multiple capacities from 45-622 Mbps, supports SONET/SDH, ATM and IP network protocols and ring, mesh and star network topologies.

         Ceragon Networks is exhibiting its FibeAir product family at SUPERCOMM 2001, booth #6540, at the Georgia World Congress Center in Atlanta, June 5-7.

ABOUT CERAGON NETWORKS LTD.

Ceragon Networks Ltd. (NASDAQ: CRNT) is a pacesetter in broadband wireless networking systems, enabling quick and cost-effective high-capacity network connectivity. As a leader in the high-capacity wireless infrastructure market, Ceragon's products are uniquely designed for fixed and mobile communications service providers to enable them to generate immediate revenue. The company's commercially proven intelligent broadband network solutions support multiple applications including high-capacity metropolitan area, cellular backhaul and private networks. Ceragon's FibeAir product family operates across multiple frequencies from 13 to 38 GHz while complying with North American and international standards, delivering IP, SONET/SDH and ATM broadband networks. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in high-frequency bands and the first to commercially deploy a wireless 311 Mbps system. Ceragon also received industry awards for its wireless 622 Mbps system and announced a high-frequency Gigabit Ethernet system. Commercial FibeAir deployments began in 1998, and today, Ceragon has installations with over 50 customers spanning more than 25 countries. Founded in 1996, Ceragon is headquartered in Tel Aviv, Israel, with North American headquarters in New Jersey and European headquarters in the UK.

Ceragon Networks(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.

Certain statements concerning Ceragon's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include: Ceragon's limited operating history and history of losses; Ceragon's dependence on a limited number of key customers, independent manufacturers and suppliers; Ceragon's ability to increase its manufacturing capacity; and the demand for Ceragon's products. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon's filings with the Securities and Exchange Commission. Ceragon makes no commitment

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CERAGON INTRODUCES 13 AND 15 GHZ SYSTEMS-3


to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.


Contacts:         Linda Pitt
                  GAJ Services Inc.
                  859-291-1005
                  lpitt@gajservices.com

                  Laura Yatim
                  Ceragon Networks Ltd.
                  972-3-765-7560
                  laura@ceragon.com



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